

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

John R. Signorello
Chairman and CEO
IceWEB, Inc.
22900 Shaw Road, Suite 111
Sterling, VA 20166
Also via facsimile at: (571) 287-2396

> **Re: IceWEB, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 1, 2010**
> **File No. 333-167501**
>
> **Forms 10-Q/A for the Quarterly Periods Ended December 31, 2009,**
> **and March 31, 2010, respectively**
> **Filed August 30, 2010**
> **File No. 000-27865**

Dear Mr. Signorello:

        We have reviewed your amended filings and response letter dated September 1, 2010, and we have the following comments. References to prior comments refer to those provided in our letter dated August 13, 2010.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   Please amend your registration statement as appropriate, including your liquidity and capital resources discussion, to reflect the conversion by Sand Hill Finance, LLC, of the convertible debenture into three million shares of the company's common stock, as reported in your Form 8-K filed on September 10, 2010.

Certain Relationships and Related Transactions, page 45

2.   We note the disclosures added to this section in response to prior comment 2. With respect to the loans extended by your CEO to the company, please ensure that you provide the complete disclosure called for by Item 404(a)(5) of Regulation S-K, including the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding

as of the latest practicable date, and the amount of principal paid during the periods for which disclosure is provided. See Item 404(d)(1).

3.   Regarding the March 2009 transaction, please name both the purchaser and the executive officer. In addition, please disclose the purchaser's relationship to the executive officer that renders the purchaser a related party. Refer to Item 404(a)(1) of Regulation S-K.

4.   We further note that you disclose in this section several issuances of common stock by the company to related parties that were made at a per-share price at a discount to the fair market value of your stock at the time of issuance. Please tell us what consideration you gave to addressing in your disclosure how the company decided to issue shares to these related persons at a discount to the fair market value of the stock and how the amount of the discount was determined, as this information may be material to investors in light of the circumstances of the particular transaction. See Item 404(a)(6) of Regulation S-K.

Form 10-Q/A for the Quarterly Period Ended March 31, 2010

Item 4. Controls and Procedures

5.   Your amended disclosure states that your management has concluded that your disclosure controls and procedures were <u>not</u> effective as of the end of the period covered by the quarterly report, but it subsequently states that as a result of the changes made during that period, your management believes that you cured the material weaknesses that were identified as of September 30, 2009. We note further that your response to prior comment 4 states that your management concluded that your disclosure controls and procedures <u>were</u> effective as of March 31, 2010. Please revise or advise as appropriate.

6.   In addition, your amended disclosure states that during the quarter ended March 31, 2010, you "hired additional staff which allowed [you] to more effectively implement policies and checklists setting forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements." You then state in the paragraph entitled "Changes in internal control over financial reporting" that there were no changes that occurred during the fiscal quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. If you concluded that the hiring of additional staff during the quarter did not constitute a change to internal control over financial reporting that was required to be disclosed pursuant to Item 308(c) of Regulation S-K, please explain how you reached this conclusion. Alternatively, revise your filing as necessary.

Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3457 with any questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel